

February 25, 2019

Eric D. Tanzberger
Chief Financial Officer
Service Corporation International
1929 Allen Parkway
Houston, Texas 77019

      Re: Service Corporation International
          Form 10-K for the Year ended December 31, 2017
          Filed February 14, 2018
          File No. 001-06402

Dear Mr. Tanzberger:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                Sincerely,

                Division of Corporation Finance
                Office of Telecommunications